Exhibit 99.1

WNS Renews Its Contract with Aviva

NEW YORK, NY, and MUMBAI, INDIA, Oct. 1, 2014 — WNS (Holdings) Limited (WNS) (NYSE:WNS), a leading provider of global Business Process Management (BPM) services, today announced its contract renewal with Aviva. The contract that would be expiring on November 16, 2016 has been renewed for an additional five years until March 31, 2022 on mutually acceptable terms.

“We look forward to continue being an extension of Aviva’s enterprise delivering innovative solutions to their global business operations,” said Keshav R. Murugesh, Group CEO, WNS.

WNS’s insurance outsourcing solutions are built on its deep experience of delivering business processes for several of the world’s leading insurers. Our service offerings extend across the entire insurance value chain of Sales, Policy Administration, Claims, Finance & Accounting, Actuarial and Research & Analytics. These services span all lines of business including Property & Casualty, Life, Pensions, Annuities and Health.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2014, WNS had 27,760 professionals across 34 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact WNS:

Investors:	Media:
David Mackey	Archana Raghuram

Corporate SVP–Finance & Head of Investor Relations	Head – Corporate Communications

WNS (Holdings) Limited	WNS (Holdings) Limited

+1 (201) 942-6261	+91 (22) 4095 2397

david.mackey@wns.com	archana.raghuram@wns.com ; pr@wns.com